UNLO LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Member
Unlo LLC
Seattle, Washington

We have reviewed the accompanying financial statements of Unlo LLC, which comprise the balance sheet as of December 31, 2020, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
May 4, 2021

UNLO LLC
BALANCE SHEET
DECEMBER 31, 2020
(unaudited)

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	17,293
TOTAL CURRENT ASSETS		17,293
PROPERTY AND EQUIPMENT		
Property and equipment, net		48,119
TOTAL ASSETS	$	65,412

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	-
Notes payable - current portion		14,564
TOTAL CURRENT LIABILITIES		14,564
LONG-TERM LIABILITIES		
Notes payable		51,039
TOTAL LONG-TERM LIABILITIES		51,039
TOTAL LIABILITIES		65,603
MEMBERS' EQUITY		
Contributions/(Distributions)		13,481
Accumulated deficit		(13,672)
TOTAL MEMBERS' EQUITY		(191)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	65,412

See independent accountant's review report and accompanying notes to financial statements.

UNLO LLC
STATEMENT OF INCOME
DECEMBER 31, 2020
(unaudited)

REVENUES	$	7,091
COST OF GOODS SOLD		-
GROSS PROFIT		7,091
OPERATING EXPENSES		
Depreciation expense		7,403
General and administrative		4,668
Professional fees		2,715
Sales and marketing		2,271
TOTAL OPERATING EXPENSES		17,057
NET OPERATING INCOME		(9,966)
OTHER INCOME/(EXPENSES)		
Interest expense		(3,706)
TOTAL OTHER INCOME/(EXPENSES)		(3,706)
NET LOSS	$	(13,672)

See independent accountant's review report and accompanying notes to financial statements.

UNLO LLC
STATEMENT OF EQUITY
DECEMBER 31, 2020
(unaudited)

	Contributions /(Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, MAY 20, 2020 (INCEPTION)	-	$ -	$ -
Contributions	13,481	-	$ 13,481
Net loss	-	(13,672)	$ (13,672)
ENDING BALANCE, DECEMBER 31, 2020	**$ 13,481**	**$ (13,672)**	**$ (191)**

See independent accountant's review report and accompanying notes to financial statements.

UNLO LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2020
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (13,672)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	7,403
Increase (decrease) in liabilities:	
Accounts payable	-
CASH USED FOR OPERATING ACTIVITIES	(6,269)
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash used for fixed assets	(55,522)
CASH USED FOR INVESTING ACTIVITIES	(55,522)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of notes payable net of principal payments	65,603
Contributions/(Distributions)	13,481
CASH PROVIDED BY FINANCING ACTIVITIES	79,084
NET INCREASE IN CASH	17,293
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ 17,293

CASH PAID DURING THE YEAR FOR:	
INTEREST	$ 3,706
INCOME TAXES	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company
Unlo LLC (the "Company") was incorporated in the State of Washington on May 20, 2020. The Company is a monthly membership subscription that grants access to a fleet of luxury vehicles and boats that members can reserve for either a couple hours or days.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is treated as a single member LLC for federal income tax purposes. The Company's earnings (losses) are included on the members' personal income tax return and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the State of Washington.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

1. Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling a monthly subscription service. The Company's payments are generally collected upfront. For the year ended December 31, 2020 the Company recognized $7,091 in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Notes Payable

Notes payable consisted of the following at December 31, 2020:

Contract note payable; interest at 4.99% per annum, maturing in January 2025, monthly payment of $846, collateralized by a Company vehicle.	$ 37,422
Contract note payable; interest at 16.49% per annum, maturing in August 2024, monthly payment of $858, collateralized by Company assets.	28,181
	65,603
Less: Current portion of notes payable	14,564
Long term portion of notes payable	51,039

Maturity of the note payable is as follows:

December 31, 2021	$ 14,564
December 31, 2022	16,082
December 31, 2023	17,816
December 31, 2024	16,298
December 31, 2025	843
	$ 65,603

4. Property and Equipment

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:	
Motor Vehicles	$ 55,522
	55,522
Less: Accumulated depreciation	7,403
Total	$ 48,119

5. Subsequent Events

Crowdfunding Offering

The Company is offering (the “Crowdfunded Offering”) up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder Portal LLC (the “Intermediary” aka “WeFunder”). The Intermediary will be entitled to receive an 6.5% commission fee for all money raised through this offering.

Managements Evaluation

The Company has evaluated subsequent events through May 4, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.